Tidal Trust II

234 West Florida Street, Suite 203

Milwaukee, Wisconsin 53204

July 14, 2023

VIA EDGAR TRANSMISSION

Ms. Karen Rossotto

Division of Investment Management, Disclosure Review Office

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Tidal Trust II (the “Trust”) Post-Effective Amendment No. 89 to the Trust’s Registration Statement on Form N-1A (the “Amendment”) File Nos. 811-23793; 333-264478

Dear Ms. Rossotto:

This correspondence responds to comments the Trust received from the staff of the U.S. Securities and Exchange Commission (the “Staff” or the “Commission”) on June 27, 2023, with respect to the Amendment and the Trust’s proposed new series, the Cboe® Validus S&P 500® Dynamic PutWrite Index ETF (the “Fund”).

For your convenience, the comments have been reproduced with responses following each comment. Capitalized terms not otherwise defined have the same meaning as in the Amendment.

FEES AND EXPENSES

1.	Please supplementally provide the Staff with a Fee Table pre-effectively. In addition, please tell us in correspondence how the Trust estimated Other Expenses and determined it was a reasonable estimate of the expenses for the current fiscal year.

Response: The Fund’s completed Fees and Expenses table and Expense Example are as shown in the attached Appendix A. The Trust further responds by confirming that Other Expenses were estimated based on a review of sample portfolio holdings for the Fund. The Trust believes that the estimated Other Expenses for the Fund’s initial fiscal year are reasonable given the Fund’s expected portfolio holdings.

PRINCIPAL INVESTMENT STRATEGIES

2.	Please disclose who developed the Index.

Response: The Prospectus has been revised to reflect that the Index was developed by Cboe Global Indices, LLC and Validus Risk Management (Validus).

3.	If the putwrite aspect of the Fund’s strategy limits the degree to which the Index provides exposure to the S&P 500 then state so clearly and up front. In this regard, it is unclear that the Fund is providing long exposure as investors would typically understand it.

Response: The Prospectus has been revised to reflect the Fund’s exposure to the S&P 500, and that the Fund is not providing standard long exposure to the S&P 500.

The Trust notes supplementally that the seller of a S&P500 put has a long exposure to the S&P500, which is adjusted by a factor (delta) that represents the sensitivity of the put option price to the price changes of the S&P 500. For example, if the price of the S&P500 drops during a particular month, which is the maturity of the options the Index sells, the putwrite strategy will outperform the S&P500 by a maximum of the value of the premium received from the sale of the put options.

In contrast, if the price of the S&P500 rises during a particular month, the putwrite strategy will underperform the S&P500; provided that the S&P 500 price increase exceeds the premium collected from the sale of the put options.

The Trust notes that, over the long-term, it is expected that the Fund’s putwrite strategy will outperform the S&P500 due to the strategy’s outperformance during down markets and accumulation of premia received.

4.	The first line of the Index’s description uses the word “superior.” Please clarify its meaning. That is, superior to what and in what way?

Response: The Prospectus has been supplemented to add a description of the Index’s use of the word “superior.”

5.	Please explain what aspects of the Index’s construction are specifically designed to enhance risk adjusted returns. Please explain supplementally, how the Adviser would know if that is working.

Response: The Prospectus has been supplemented to explain what aspects of the Index’s construction are specifically designed to enhance risk adjusted returns. The Adviser supplementally notes that it will be able to validate whether the Index’s construction is providing enhance risk adjusted returns by:

i.	measuring the volatility of the Index over various recent time horizons versus the S&P500;
ii.	measuring the performance of Index over various recent time horizons versus the S&P500; and
iii.	comparing the drawdown of the Index versus the S&P500 during any recent market sell off.

6.	Please supplementally provide the Staff with a copy of the Index’s white paper.

Response: The Trust has supplementally provided the Staff with the Index’s white paper via email on July 14, 2023.

7.	Please clarify in the disclosure how the Fund’s strategy is designed to surpass the S&P 500. Is it simply via premiums?

Response: The Prospectus has been supplemented to explain how the Fund’s strategy is designed to surpass the S&P 500. The Adviser supplementally notes that Index’s returns are designed to surpass S&P Index’s returns through two attributes:

a)	Collection of premia on the sale of puts; and
b)	Adjustment of strikes of puts sold as a function of implied volatility. That is, the rules of the Index require the Fund to change the strike of the put options it sells depending on market volatility. When the markets are more volatile, the Fund will sell put options at higher strikes and therefore higher prices. This will be done to seek to maintain a balanced exposure to the S&P 500 Index after market drops, while also seeking to earn a reasonable amount of time value from the sale of these options.

8.	Please clarify in the disclosure what the following terms mean “sharpe ratio,” “excess return,” and “per unit of risk.”

Response: The Prospectus has been supplemented with disclosure that provides an explanation of the foregoing terms.

9.	Please replace the term “Target Index” with references to the S&P 500 Index throughout.

Response: The Prospectus has been revised accordingly.

10.	Please explain the Fund’s expected source of returns. Please explain how the Fund gets its exposure to the S&P 500 Index. As we read the disclosure, if the S&P Index goes up, the Fund’s returns will consist of income form the options and returns on the Treasury bills. If the S&P Index goes down, the Fund would likely lose money on the puts. Please confirm our understanding and revise the disclosure to more clearly disclose the anticipated economics of the Fund’s strategy in various market conditions.

Response: The Prospectus has been supplemented accordingly.

The Adviser supplementally notes that if the S&P500 goes up over a month after the Fund sold put options, the Fund's performance will be influenced by several factors. These include:

•	The money the Fund received from selling the put options.
•	The strike price of the put options, which are sold at a value higher than (or “in the money”).or equal to the current S&P 500 Index’s market price.
•	The value of the S&P500 Index at the time the Fund sold the put options.
•	The interest income the Fund earned from Treasury security investments.

If the sum of the money the Fund received from selling the put options, plus interest income, minus the difference between the strike price and the S&P500 Index's value at the time of sale is greater than the increase in the S&P500 Index's value, the Fund’s returns will exceed the returns of the S&P 500 Index. If not, the Fund’s returns will be less than the S&P 500 Index’s return during that one-month period.

However, if the S&P500 ends lower during the period, the Fund’s returns will always exceed the returns of the S&P 500 Index. This is because the Fund collects premiums from the sale of put options. The payout of a put option is calculated as the final value of the S&P500 Index minus the strike price.

11.	Please clarify whether the bullet point explanations are for a general equity index option, or the Index’s specific components.

Response: The Prospectus has been revised to clarify that the explanations are for general equity index options. For consistency with Comments 13 and 14, the explanations have been moved to Item 9.

12.	Please clarify whether the Fund’s options will have futures contracts on the underlying instruments. If so, please clarify the types of futures contracts (e.g., exchange traded) and explain the purpose of having futures as the underlying instruments.

Response: The Fund will not hold any futures contracts. The Prospectus has been revised to eliminate a reference to futures contacts.

13.	Please explain the nature and purpose of the index in plain English.

Response: The Prospectus has been revised to provide the aforementioned explanation in plain English.

14.	Please explain in plain English the rules-based nature of the Index, especially given the disclosure noting that the Index uses a “dynamic selection process.”

Response: The Prospectus has been revised to provide the aforementioned explanation in plain English.

15.	Please highlight the amount of turnover in the index and the amount of trading that will be required to track it.

Response: The Prospectus has been revised to explain the Fund’s options trading levels.

16.	If the Fund will be engaged in active trading, disclose so, and disclose the associated risks.

Response: The Trust confirms that the Fund will not engage in active trading, The Fund is passively managed and tracks a fully rules-based Index. The Index does not have discretion in the selection of the specific options to be sold or bought back, or the days of the months or the times at which these transactions will take place.

PRINCIPAL INVESTMENT RISKS

17.	Please include the following phrase in the Put Option Risk disclosure in the Fund’s principal investment strategy disclosure: “The potential return to the Fund is limited to the amount of option premiums it receives.”

Response: The Trust notes that while the Fund will sell at the money puts, the Fund will also, from time to time, sell in the money puts. In that case, the option premia includes both time value and intrinsic value. The Fund’s principal investment strategy disclosure has been revised to clarify the foregoing.

18.	Please tell us correspondence, whether you have engaged in market makers and APs to understand the feasibility of the arbitrage mechanism for an ETF investing substantially in derivatives. Please describe the extent of that engagement and its outcome.

Response: The Fund’s adviser, Toroso, has had multiple discussions with Susquehanna International Group (SIG), and they have agreed to act in the capacity of AP for the Fund. In addition, both Toroso’s trading team and SIG have analyzed the Fund’s portfolio for liquidity and tradability, and don’t have any concerns. In addition, the derivatives that are being contemplated for the Fund’s portfolio are all listed, which means there is price transparency for the capital markets participants and, in turn, a feasible arbitrage mechanism.

19.	With respect to New Fund Risk, please discuss the risk that an active trading market for shares of the ETF may not develop or be maintained.

Response: The aforementioned risk disclosure has been added to the Fund’s ETF Risks disclosure.

20.	With respect to Third Party Data Risk, please disclose in the strategy summary how the Fund’s strategy is data driven. For example, explain the type of data used, and how is it applied to determine the composition of the index.

Response: The Prospectus has been supplemented to indicate the data utilized for the Index’s implementation.

21.	For Cash redemption risk, please disclose that these costs could be imposed on the ETF, and thus decrease the ETF’s NAV to the extent that these costs are not offset by a transaction fee payable by an AP.

Response: The Prospectus has been revised to include the aforementioned disclosure.

MANAGER OF MANAGERS STRUCTURE

22.	Consider the relevance of managers of managers disclosure. If it is retained, please clarify that the Fund currently does not have a sub-adviser.

Response: The Trust notes that in order for the Fund to avail itself of the benefits of the managers of managers relief, the exemptive relief requires that the managers of managers disclosure be included in the Fund’s prospectus. Although the Fund currently does not have a sub-adviser, there is a possibility that the Fund’s objective may change in the future, or the Adviser may determine that the engagement of a sub-adviser would be beneficial to the management of the Fund. As a result, the Trust has determined to retain the disclosure, but it has been revised to clarify that the Fund currently does not have a sub-adviser.

If you have any questions or require further information, please contact Michael Pellegrino at (844) 986-7700 #746 or mpellegrino@tidalfg.com.

Sincerely,

/s/ Michael T. Pellegrino

Michael T. Pellegrino, General Counsel

Toroso Investments, LLC

Exhibit A

Cboe® Validus S&P 500® Dynamic PutWrite Index ETF

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund (“Shares”). You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and Example below.

Annual Fund Operating Expenses(1) (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.60%
Distribution and Service (12b-1) Fees	0.00%
Other Expenses(2)	0.00%
Total Annual Fund Operating Expenses	0.60%

(1)	The Fund’s adviser will pay, or require a sub-adviser to pay, all expenses incurred by the Fund (except for advisory fees and sub-advisory fees, as the case may be) excluding interest charges on any borrowings made for investment purposes, dividends and other expenses on securities sold short, taxes, brokerage commissions and other expenses incurred in placing orders for the purchase and sale of securities and other investment instruments, acquired fund fees and expenses, accrued deferred tax liability, distribution fees and expenses paid by the Fund under any distribution plan adopted pursuant to Rule 12b-1 under the 1940 Act, and litigation expenses, and other non-routine or extraordinary expenses.

(2)	Based on estimated amounts for the current fiscal year.

Expense Example

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem or hold all of your Shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. The Example does not take into account brokerage commissions that you may pay on your purchases and sales of Shares. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years
$61	$192